Exhibit 3.1

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION
OF ONSTREAM MEDIA CORPORATION

Pursuant to Section 607.1006 of the Florida Business Corporation Act, the undersigned, being the President of ONSTREAM MEDIA CORPORATION, a Florida corporation (the “Corporation”), bearing Document Number P93000035279, does hereby submit these Articles of Amendment for the purpose of amending the Corporation’s Articles of Incorporation as follows:

FIRST:  The effective time of these Articles of Amendment to the Articles of Incorporation is April 5, 2010, at 5:00 p.m. (the “Effective Time”).

SECOND:  The 1st Paragraph of Article IV of the Corporation's Articles of Incorporation shall be deleted in its entirety and replaced with the following:

“ARTICLE IV
CAPITAL STOCK

The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be One Hundred Million (100,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”) and Five Million (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), and further, the Board of Directors of the Corporation is authorized, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the shares of Preferred Stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, and its preferences, conversion rights, cumulative, relative, participating, optional, or other rights, including voting rights, qualifications, limitations, or restrictions thereof.

Each share of Common Stock  issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”), will be automatically reclassified as and converted into one-sixth (0.166666) of a share of common stock, $0.0001 par value per share, of the Corporation (the “New Common Stock”). Any stock certificate that immediately prior to the Effective Time represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by one-sixth (0.166666) (the “Reverse Stock Split”). The Corporation shall not issue fractional shares in connection with the Reverse Stock Split, rather, each holder of a fractional share shall be entitled to receive one full share.

All preferred stock designations as of the Effective Time shall continue pursuant to terms thereof.”

THIRD:    These Articles of Amendment to the Articles of Incorporation were approved by the Corporation’s shareholders at a meeting held on March 25, 2010, and by the Corporation’s Board of Directors at a meeting held on April 1, 2010, in compliance with all applicable provisions of the Florida Business Corporation Act.

 IN WITNESS WHEREOF, the undersigned, being the President of this Corporation, has executed these Articles of Amendment to the Corporation’s Articles of Incorporation as of April 1, 2010.

ONSTREAM MEDIA CORPORATION

/s/ Randy S. Selman
By: Randy S. Selman, President

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